

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

August 18, 2009

<u>Via U.S. Mail and Facsimile to 702-784-7601</u>
Mr. Carlos Alcantara
Chief Executive Officer
Alcantara Brands Corporation
3753 Howard Hughes Parkway, Suite 200
Las Vegas, Nevada 89169

Dear Mr. Alcantara:

Your Form 10-K for the year ended December 31, 2008 includes financial statements audited by Lawrence Scharfman CPA PA ("Scharfman"). On August 11, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Scharfman because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-11_Scharfman.pdf.

As Scharfman is no longer registered with the PCAOB, you may not include its audit reports or consents in your future filings with the Commission. If Scharfman audited a year that you are required to include in any filings made with the Commission after August 11, 2009, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please disclose in your 2009 Form 10-K that the PCAOB revoked the registration of Scharfman on August 11, 2009. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed. Please confirm in writing that the company will provide this disclosure in its 2009 Form 10-K.

If you have any questions, I can be reached at 202-551-3461.

Sincerely,

Chris White
Branch Chief